Exhibit 99.3

Employee FAQ – Option Exchange Offer

This is an informational FAQ only and is not an offer to exchange or a solicitation of an offer to exchange any options. The option exchange offer described in this FAQ has not launched. When the option exchange offer begins, Savvis will provide you with a tender offer statement and other written materials explaining the terms and timing. These materials will also be available free of charge on a Savvis website hosted by Fidelity, our option record-holder. An e-mail will be sent to you and the website URL will be posted on the Savvis intranet. You should read these materials carefully when they become available because they will contain important information about the option exchange offer. When the option exchange offer begins, Savvis will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement and you can obtain these written materials and other documents filed by Savvis with the SEC free of charge from the SEC’s website at www.sec.gov.

See GLOSSARY OF TERMS at the end of this FAQ document for additional definitions.

Q: If the stockholders need to approve the proposed option exchange, why are you informing Savvis employees about it now?

A: Savvis has filed its proxy statement with the Securities and Exchange Commission (SEC) for the 2009 Annual Meeting, and the proposal before the stockholders is now a matter of public record. The Board of Directors has approved the proposal, and Savvis wants its employees to understand what may be offered to them if and when the proposal is approved by the stockholders on May 19, 2009.

Q: Is it possible stockholders will not approve the proposed option exchange?

A: Yes, that is possible. We hope stockholders will see the value in the proposed option exchange as Savvis does. It is also possible that our Board of Directors may decide later to delay the option exchange or not to implement the option exchange at all. If approved by our stockholders, our Board of Directors will have until December 31, 2009 to implement the option exchange.

Q: Why are we allowing Savvis employees to exchange their options?

A: As part of our efforts to align the interests of Savvis employees with those of our stockholders, we grant certain Savvis employees stock options as part of their compensation. However, many of our employees have stock options that are “underwater”, which means the stock options have an exercise price that is higher than the current market price of our common stock.

By participating in the proposed option exchange, whereby employees exchange Eligible Options for a lesser number of New Options, Savvis employees have the opportunity to hold options that have a lower exercise price – and therefore greater appreciation potential.

Q: How will the option exchange be implemented?

A: Savvis will offer to exchange (Exchange Offer) all outstanding Eligible Options for New Options pursuant to a tender offer statement on Schedule TO which will be filed with the SEC and sent to all Eligible Employees. The Exchange offer will remain open for at least 20 business days. During this period you may choose to exchange Eligible Options for New Options.

Q: What stock options are we offering to exchange in the option exchange?

A: An Eligible Option is an outstanding stock option granted before May 30, 2008 (assuming a May 29, 2009 launch of the Exchange Offer), whether vested or unvested, with an exercise price greater than the 52-week high closing price at the commencement of the Exchange Offer, anticipated to be about May 29, 2009. Please note that the dates referred to in these FAQs may change. We encourage you to read the exchange offer documents Savvis will provide to you and file with the SEC when the Exchange Offer commences. Outstanding stock options with exercise prices lower than this price and those granted in the 12 months prior to the commencement of the Exchange Offer will not be eligible to participate in this Exchange Offer.

Employee FAQ – Option Exchange Offer

Q: Will the Exchange Offer be available in all countries?

A: Only Savvis employees in the United States and United Kingdom with eligible options are eligible to participate due to legal, tax and other constraints.

Q: Why isn’t this Exchange Offer launching immediately?

A: We must wait for stockholder approval. If approved, we currently plan to launch the Exchange Offer on or about May 29, 2009. More information will be available, including the exchange offer documents, when we launch the Exchange Offer.

Q: What is the expected timeline of this Exchange Offer?

A: We currently expect the timeline of this Exchange Offer to be:

•	May 19, 2009: Stockholder approval at the Annual Meeting
•	May 29, 2009: Exchange Offer commences for all Eligible Options and employees (this date subject to change)
•	June 26, 2009: Exchange Offer ends at 6:00 a.m. Central Standard Time

Q: How many New Options will I get if I choose to participate?

A: The exchange ratio will vary depending on both the exercise price of your original grant and the closing price of Savvis common stock prior to commencement of the Exchange Offer. A table of possible exchange rates has been included in the proxy statement and also in the initial employee announcement; however, those rates will be finalized after stockholder approval and prior to commencement of the Exchange Offer. The Exchange Offer documents will provide you with the final details. A website hosted by Fidelity will provide an exchange calculator so you can see how many New Options you will receive.

Q: The exchange ratios and my outstanding options don’t equate to whole numbers of New Options. Why is that and what happens to the remaining options?

A: The exchange ratios are based on a “value for value” grouping, clustering exercise prices of grants together into groups having the same exchange ratio so the old options and New Options have equivalent value. Since the whole grant must be exchanged, any remaining “old” options insufficient to make up a whole New Option will be forfeited in exchange for gaining the new. There will be no partial shares of New Options granted.

Q: Does this Exchange Offer include both vested and unvested options?

A: Yes, all Eligible Options outstanding, whether vested or unvested may be exchanged. If you previously exercised some options from an eligible grant, they are no longer outstanding and not eligible. Any remaining options would be eligible if they otherwise meet the criteria of exercise price above the 52-week high closing price and not granted in the last 12 months prior to commencement of the Exchange Offer.

Q: Why are some option grants excluded from eligibility?

A: Savvis recognizes that some grants are more likely to be “in the money” sooner as the value of Savvis stock fluctuates in the marketplace. Those option grants and any recently granted options that have not had time to reach their full potential are excluded.

Q: What are the new vesting terms for New Options?

A: The vesting for the New Options will change in two ways:

•	Previously vested options will be exchanged for New Options with a 6-month vesting following the anticipated grant date of June 29, 2009, however, this date may change.
•	Previously unvested options will be exchanged for New Options with a 3-year vesting, one-third on each of the anniversaries of the anticipated grant date.

Q: Why is Savvis extending the vesting period of exchanged options?

A: We have designed this Exchange Offer to create potential value for Savvis employees. In recognition of those previously vested options, a minimum vesting period of six month applies; and to those earlier grants of unvested options, a three year vesting period applies instead of four years.

Employee FAQ – Option Exchange Offer

Q: Are you changing the expiration date of the New Options?

A: Yes. As with other stock options, which generally expire ten years after the grant date, each New Option will expire ten years after the grant date.

Q: What will be the exercise price of my New Options?

A: The exercise price of your New Options will be the closing price on date of grant.

Q: How should I decide whether or not to exchange my Eligible Options for New Options?

A: The Exchange Offer is voluntary. When we launch the Exchange Offer, we will provide information to assist you in making your own informed decision on the Exchange Offer via a dedicated website. However, we are not making any recommendation as to whether you should or should not participate in the Exchange Offer. You should speak to your own outside legal counsel, accountant or other financial advisor for further advice. No one from Savvis is, or will be, authorized to provide you with additional information in this regard.

Q: What are the benefits of the Exchange Offer?

A: Employees gain New Options with lower exercise prices.

Q: How do I find out how many Eligible Options I have and what their exercise prices are?

A: You can review your individual stock options information, including all of your stock option grants to- date online in your Fidelity account. At any time you can confirm the number of outstanding options you have, their grant dates, remaining term, exercise prices, vesting schedule and other information by contacting our stock plan administrator, Fidelity. When the proposed Exchange Offer is approved, we will offer detailed information for your review with specific information about the exchange and about your outstanding Eligible Options.

Q: Will this Exchange Offer affect future equity grants?

A: No, however, all equity programs and grants are at the discretion of Savvis’ Board of Directors.

Q: Where can I find additional information about the Exchange Offer?

A: When the Exchange is launched, Savvis will provide employees with written materials explaining the terms and timing. You will be able to obtain these written materials and other documents filed by Savvis with the SEC free of charge from the SEC’s website at www.sec.gov. These materials will also be available at a Fidelity-hosted website, which Savvis is launching to assist with the option exchange.

Q: Does the Exchange Offer apply to stock in the discounted employee stock purchase programs?

A: No. The Exchange Offer applies only to eligible outstanding stock options.

GLOSSARY OF TERMS

Eligible Options: Any outstanding stock options granted under our 2003 Amended and Restated Incentive Compensation Plan or our 1999 Stock Option Plan, whether vested or unvested, with an exercise price greater than the 52-week high closing price for the 52 weeks prior to the commencement of the Exchange Offer and granted more than 12 months prior to the date the Exchange Offer commences (anticipated to be May 29, 2009).

Eligible Option holders: Current employees with Savvis as of the commencement of the Exchange Offer in United States and United Kingdom who have one or more Eligible Options and who continue to be an employee of Savvis or any of its participating subsidiaries as of the Expiration Date.

Expiration Date of Exchange Offer: This is the end of the Election Period and the deadline for submitting election forms. It is currently scheduled for 6:00 a.m. Central Time on June 26, 2009; however, this may change. All election forms must be submitted by this time to participate in the Exchange Offer.

New Option: New stock options issued under our 2003 Amended and Restated Incentive Compensation Plan that will replace the Eligible Options should you choose to exchange. New options will be subject to the terms of our 2003 Amended and Restated Incentive Compensation Plan and a new stock option agreement between you and Savvis.

New Option Grant Date: The date when Eligible Options are exchanged for New Options. This date is expected to be June 29, 2009; however, this may change.

New Option Exercise Price: The closing price of our common stock on the date of the New Option grant.

Exercise Price: Also known as the “strike price” or “grant price”, this is the price at which you may purchase the shares of common stock underlying the option.

Value-for-Value: An approach using Black Scholes valuation methodology, projected exchange stock price, and compensation expense accounting to group outstanding stock options values together to exchange for new options with a similar value.